UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 14D-9

(AMENDMENT NO. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

_________________

PALMETTO REAL ESTATE TRUST
(Name of Subject Company)

PALMETTO REAL ESTATE TRUST
(Name of Person(s) Filing Statement)

_________________

Shares of Beneficial Interest
(Title of Class of Securities)

CUSIP No. 697116101
(CUSIP Number of Class of Securities)

_________________

Ted LeCroy
Manager
Palmetto Real Estate Trust
45 Liberty Lane
Greenville, SC 29607

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Neil E. Grayson
John M. Jennings
Hamilton E. Russell
Nelson Mullins Riley & Scarborough LLP
104 South Main Street
Greenville, SC 29601

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2006, by Palmetto Real Estate Trust (the “Company” or “Palmetto”), relating to the cash tender offer by MPF NY-2005, LLC; MPF Flagship Fund 10, LLC; MPF Income Fund 23, LLC ; and MPF Dewaay Fund 3, LLC (collectively referred to as either “MacKenzie” or the “Purchasers”), which entities are managed or advised by MacKenzie Patterson Fuller, LP, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 2006 and in the related Letter of Transmittal included as exhibits to a Schedule TO (the “Schedule TO”) filed by MacKenzie with the Securities and Exchange Commission (the “SEC”) on April 7, 2006. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4.   The Solicitation or Recommendation.

The response to Item 4(b) is hereby amended and supplemented by adding the following:

        Prior to the commencement of the MacKenzie Offer, and not in response to the MacKenzie Offer, the Board of Trustees began examining the increased costs versus the benefits associated with being a public company and determined that it is in Palmetto’s best interest to seek to “go private” by engaging in a transaction or series of related transactions designed to reduce the number of Palmetto’s shareholders of record to fewer than 300, which would permit Palmetto to file a certification with the SEC that would result in the suspension of its reporting obligations under the federal securities laws and Palmetto could deregister the Shares under the Securities Exchange Act of 1934 (the “Exchange Act”). In connection with its evaluation of a potential going private transaction, Palmetto engaged Watermark Advisors LLC to prepare a report. Watermark Advisors LLC is an investment banking firm that provides strategic and financial advisory services, including mergers and acquisitions advisory, private capital financings, business valuations, and CFO decision support models.

Watermark Advisors LLC prepared a strategic valuation report (the “Report”) that evaluated the fair market value of 100% of the Shares of Palmetto as of December 31, 2005. The Report concluded that, if a purchaser acquired all of the outstanding Shares, the fair market value of each Share as of December 31, 2005 would have been between $5.26 and $6.39, subject to certain assumptions and qualifications. You should be aware that you may not be able to sell your Shares within this range of values and the actual amounts which may be realized in any sale of Shares may vary substantially from this range, including, without limitation, as a result of the potential effects of minority discounts or liquidity discounts on any trading price. The Report states that the actual value realizable in any buy or sale transaction is necessarily dependent on market and industry factors affecting the seller and prospective buyers as they exist at the time a transaction is consummated. The Report also notes that the ultimate value that would be realized for a company is a function of many factors, including, but not limited to, (i) the nature of the buyers and the value that they perceive for the company; (ii) market conditions as of the valuation date; and (iii) the process used to market the interest in the business.

In preparing the Report, Watermark Advisors:

•        examined certain publicly available business and financial information relating to Palmetto as well as certain financial forecasts and other information and data relating to Palmetto that were provided to or otherwise discussed with Watermark Advisors;

•        reviewed historical market prices of Shares, historical and projected earnings and other operating data of Palmetto;

•        held discussions with representatives of Palmetto concerning the businesses, operations and prospects of Palmetto;

•        analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Watermark Advisors considered relevant in evaluating those of Palmetto and considered, to the extent publicly available, the financial terms of certain transactions which it considered relevant to its analysis in preparing its Report;

•        conducted other analyses and examinations and considered other information, including information regarding real estate market trends and conditions, and financial, economic and market criteria as it deemed appropriate in preparing the Report.

In preparing the Report, Watermark Advisors assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Watermark Advisors, including information provided orally by representatives of Palmetto. With respect to financial forecasts and other information and data relating to Palmetto provided to or otherwise reviewed by or discussed with Watermark Advisors, Watermark Advisors was advised by representatives of Palmetto that the forecasts and other information and data were prepared in good faith based on currently available estimates and judgments of Palmetto as to the future financial performance of Palmetto.

Watermark Advisors did not make a physical inspection of all of the properties or assets of Palmetto and was not requested to, and it did not, solicit third party indications of interest in any acquisition of all or a part of Palmetto. Watermark Advisors’ Report was necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Watermark Advisors as of the time of its Report.

Watermark Advisors’ Report was only one of many factors considered by Palmetto’s trustees in its evaluation of the Mackenzie Offer and should not be viewed as determinative of the views of the trustees or management of Palmetto.

Under the terms of its engagement with respect to the Report, Watermark Advisors received a fixed fee for preparing and delivering the Report. Palmetto also agreed to reimburse Watermark Advisors for out of pocket expenses incurred by Watermark Advisors in performing its services and to indemnify Watermark Advisors and related persons against certain liabilities arising out of its engagement. In connection with any potential going private transaction, Palmetto intends to engage Watermark Advisors to provide additional financial advisory services.

Set forth below is a summary of the material financial analyses included in the Watermark Advisors Report.

Guideline Public Trading Analysis

One methodology applied by Watermark Advisors was a comparison to selected publicly traded companies, involving a comparison of relative valuation levels for a select group of publicly traded companies in the same or similar industries to Palmetto. Watermark Advisors reviewed certain financial information and calculated commonly used valuation measurements for Palmetto based on corresponding information and measurements for groups of publicly traded real estate investment trust (REIT) companies.

The publicly traded REIT companies to which Palmetto was compared consisted of: Acadia Realty Trust; Agree Realty Corporation; Cedar Shopping Centers, Inc.; Inland Real Estate Corporation; Kite Realty; and Urstadt Biddle Properties.

The financial information and valuation measurements reviewed by Watermark Advisors included ratios of total enterprise value (the sum of equity market valuation and net debt) to sales, rental income, assets, funds from operations (defined as net income excluding gains/losses from sales of depreciated property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures), net asset value, earnings before interest and taxes, and earnings before interest, taxes, depreciation and amortization.

To calculate the trading multiples, Watermark Advisors used publicly available information concerning financial performance. Watermark Advisors applied a 25% liquidity discount based on its assessment of the liquidity of the shares of the companies included in the selected publicly traded companies analysis relative to the liquidity of Palmetto’s Shares. Its analysis indicated that Palmetto’s Shares based on this selected publicly traded companies analysis ranged from $6.17 to $8.69 per Share.

None of the companies utilized in the publicly traded company analysis is identical to Palmetto. Accordingly, Watermark Advisors believes the analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments concerning differences in financial, operating and other characteristics of the selected companies, including gross leasable area, gross leasable area expiring in the next twenty-four months, percentage of gross leasable area occupied, locations and tenants, as well as the liquidity of their shares and other factors that could affect the public trading value of the selected companies.

Guideline Transaction Analysis

Watermark Advisors compared relative valuation levels of transactions involving the following parties in the retail-shopping center REIT sector.

CLOSED	SELLER	BUYER	BUYER CITY	TARGET CITY
18- Apr-05	Kramont Realty Trust	Centro Properties Group Ltd.	Glen Waverley	Plymouth Meeting

1-Oct-03	Mid Atlantic Realty Trust	Kimco Realty Corp.	New Hyde Park	Lutherville

26-Mar-03	Aegis Realty, Inc.	Phillips Edison & Co.	Baltimore	New York

13-Mar-03	JDN Realty Corp.	Developers Diversified Realty Corp.	Beachwood	Atlanta

13-Feb-03	IRT Property Co.	Equity One, Inc.	Miami	Atlanta

21-Jan-03	Center Trust Inc.	Pan Pacific Retail Properties, Inc.	Vista	Manhattan Beach

10-Jul-02	JP Realty Inc.	General Growth Properties, Inc.	Chicago	Salt Lake City

28-Feb-01	First Washington Realty Trust Inc.	CalPERS/National Retail Partners LLC	Sacramento	Bethesda

14-Nov-00	Western Properties Trust	Pan Pacific Retail Properties, Inc.	Vista	Emeryville

19-Sep-00	Bradley Real Estate, Inc.	Heritage Property Investment Trust, Inc.	Boston	Northbrook

16-Jun-00	USP Real Estate Investment Trust	Aegon NV	The Hague	Cedar Rapids

The financial information and valuation measurements reviewed by Watermark Advisors included ratios of total enterprise value (the sum of equity market valuation and net debt) to revenues, assets, earnings before interest and taxes, and earnings before interest, taxes, depreciation and amortization. Its analysis indicated that Palmetto’s Shares based on this guideline transactions analysis ranged from $3.50 to $5.56 per share.

None of the transactions included in the guideline transactions analysis involved assets or businesses identical to Palmetto’s. Accordingly, Watermark Advisors believes the analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments concerning differences in financial, operating and other characteristics, including the ages, locations, tenants and conditions of the subject properties, with respect to the selected transactions and other factors that could affect the value that would be received in any transaction involving Palmetto.

Discounted Cash Flow Analysis

Watermark Advisors performed a discounted cash flows analysis with respect to Palmetto. Watermark Advisors calculated the discounted cash flow values for Palmetto as the net present values of:

•        the estimated future free cash flows that Palmetto would generate for the fiscal years 2005 through 2010; and

•        the terminal value of Palmetto at the end of that period.

The estimated future free cash flows were based on the financial projections for Palmetto for the fiscal years 2005 through 2010 prepared by Palmetto’s management. The terminal value for Palmetto was calculated based on Palmettos projected revenues for fiscal 2010 and a range of terminal revenues multiples ranging from 4.00X to 6.00X. Watermark Advisors used discount rates ranging from 10% to 12%. The discount rates were based on Watermark Advisors’ judgment of the estimated weighted average cost of Palmetto’s capital.

Watermark Advisors observed that the implied value of Palmetto’s Shares based on the discounted cash flow analysis ranged from $4.63 to$5.31 per share

You should be aware that projections of future revenues and free cash flow were are inherently uncertain forward looking statements, and actual results could difference materially from those anticipated in such projections due to many factors including, without limitation, fluctuations in interest rates, real estate occupancy rates and values, regional or general economic conditions and other factors, including the risks set forth in Palmetto’s Form 10-K filed with the SEC on April 13, 2006. The weight to be given to a discount cash flow analysis involves complex considerations and qualitative judgments concerning the predictability of future revenues and cash flows, confidence levels with various capitalization rates, and the significance of a discounted cash flow analysis to the valuation determination with respect to a company with Palmetto’s characteristics.

A final valuation range conclusion was set by considering, among other things, the high end of the discounted cash flow approach range, at $5.26 per share, and the low end of the public trading analysis range, at $6.39 per share. The low end of $5.26 also captures the high end range of the guideline transaction analysis range, which reaches $5.56 at its maximum point.

General

The foregoing summary describes all material analyses included in Watermark Advisors’ Report but is not a comprehensive description of all analyses performed and factors considered by Watermark Advisors in connection with preparing its Report.

        We believe that it is possible that the MacKenzie Offer could result in Palmetto losing its status as a real estate investment trust.

        If MacKenzie successfully acquires all or a significant portion of the Shares it seeks in the MacKenzie Offer, we believe that it could result in Palmetto losing its federal income tax status as a real estate investment trust (“REIT”). Under applicable federal income tax regulations, among other things, to qualify as a REIT, Palmetto cannot be closely held, which generally means that at any time during the last half of the taxable year fifty percent of

Palmetto’s outstanding Shares cannot be deemed under the regulations to be owned, directly or indirectly, by or for five or fewer individuals. We do not know how the Purchasers and their owners would be treated under these regulations and the extent to which Shares held by the Purchasers would be deemed to be held indirectly by one or more individuals. We believe that it is possible that, if MacKenzie successfully acquires all or a significant portion of the Shares it seeks in the MacKenzie Offer, it could cause fifty percent of Palmetto’s outstanding Shares to be deemed under the regulations to be owned, directly or indirectly, by or for five or fewer individuals.

        If Palmetto fails to qualify as a REIT, Palmetto could be taxed as a corporation and face serious tax consequences that could substantially reduce the funds available for payment of dividends because Palmetto (i) would not be allowed a deduction for dividends paid to shareholders in computing its taxable income and could be subject to federal income tax at regular corporate rates; (ii) could be subject to the federal alternative minimum tax and possibly increase state and local taxes; (iii) may not qualify for certain tax benefits as a REIT for four taxable years following the year during which it is disqualified; and (iv) dividends would be subject to tax as ordinary income to the extent of Palmetto’s current and accumulated earnings and profits potentially eligible as “qualified dividends” subject to the 15% income tax rate. In addition, if Palmetto fails to qualify as a REIT, it would no longer be required to pay dividends. If Palmetto were to lose its federal income tax status as a REIT, it could have a material adverse effect on Palmetto and the value and liquidity of the Shares.

        Determining stock ownership for purposes of the above described five or fewer rule requires application of intricate ownership attribution rules under the Internal Revenue Code of 1986, as amended, and the regulations promulgated hereunder (collectively, the “Code”), and knowledge of each shareholder’s holdings, familial relationships with any other shareholders and ownership interest in entities that hold Palmetto shares. Stock ownership for purposes of the Code cannot be determined with absolute certainty due to inherent factual uncertainty regarding various persons’ holdings and relationships and the application of complex ownership attribution rules. Palmetto cannot guarantee that its calculations are accurate; however, after a significant amount of inquiry and analysis, Palmetto believes that its five largest shareholders are deemed under the Code’s applicable ownership attribution rules to own approximately 47.1% of Palmetto’s outstanding shares. Palmetto believes that its fifth largest shareholder is deemed to own approximately 65,229 shares, or approximately 3.7% of the outstanding shares. Accordingly, if Mackenzie were successful in its bid to acquire all 172,961 shares of beneficial interest, or approximately 9.8% of the outstanding shares, Palmetto believes that it could lose its tax status as a REIT. Based on the above figures, Palmetto believes that if Mackenzie acquires approximately 6.6% of the Company’s shares that Palmetto could loose its REIT status. However, as noted above, there is inherent uncertainty as to the exact deemed ownership levels of various holders under the Code. Additionally, all of the above figures are subject to change based on potential purchases, sales, inheritances or other transfers at any time by any of the current five largest holders, parties whose ownership is attributed to them, or other parties that may acquire a significant ownership position in the Company’s shares.

        Section 6.17 of Palmetto’s Declaration of Trust provides that if the Board of Trustees believe that direct or indirect ownership of Shares has or may become concentrated in any individual or individuals to an extent which would disqualify Palmetto as a REIT, then the Board of Trustees has the power by lot or other means deemed equitable to them (i) to call for redemption a number of concentrated Shares sufficient, in the opinion of the Board of Trustees, to maintain or bring the direct or indirect ownership of Shares into conformity with the requirements for REIT qualifications and (ii) to refuse to transfer Shares to any person whose acquisition of the Shares in question would be in the opinion of the Board of Trustees result in such disqualification. If in the Board of Trustees believes that the consummation of the McKenzie Offer may result in a loss of REIT status for Palmetto, then the Board of Trustees may seek to exercise the powers described in the foregoing sentence. However, there can be no assurance that consummation of the McKenzie Offer will not result in a loss of REIT status due to, among other things, the inherent uncertainty as to the exact deemed ownership levels of various holders under the Code, the potential for additional changes in ownership levels, potential difficulties in identifying Shares that may be transferred indirectly to Mackenzie or to current or other potential future holders of concentrated Shares, and potential limitations on financing for any redemption that Palmetto may seek to effectuate with respect to concentrated Shares.

***

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

By: /s/ C. Laney Younts
Name: C. Laney Younts
Title: President
Date: May 3, 2006